UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Roadrunner Transportation Systems, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

76973Q105

(CUSIP Number)

Scott D. Rued Lisa M. Costello HCI Equity Partners, L.L.C. 1730 Pennsylvania Avenue, NW, Suite 525 Washington, DC 20006 (202) 371-0150	with a copy to: Scott A. Moehrke, P.C. Kirkland & Ellis LLP 300 N. LaSalle Street Chicago, Illinois 60654 (312) 862-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 30, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76973Q105

1	Names of Reporting Persons Thayer Equity Investors V, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 10,317,122 (see item 4 and item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 10,317,122 (see item 4 and item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,317,122 (see item 4 and item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 26.0%

14	Type of Reporting Person* PN

* SEE INSTRUCTIONS.

CUSIP No. 76973Q105

1	Names of Reporting Persons HCI Equity Partners III, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,739,906 (See item 4 and item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,739,906 (See item 4 and item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,739,906 (See item 4 and item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 4.7%

14	Type of Reporting Person* PN

* SEE INSTRUCTIONS.

CUSIP No. 76973Q105

1	Names of Reporting Persons HCI Co-Investors III, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 25,223 (See item 4 and item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 25,223 (See item 4 and item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,223 (See item 4 and item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0.1%

14	Type of Reporting Person* PN

* SEE INSTRUCTIONS.

CUSIP No. 76973Q105

1	Names of Reporting Persons TC Sargent Holdings, L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 37,968 (See item 4 and item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 37,968 (See item 4 and item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 37,968 (See item 4 and item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0.1%

14	Type of Reporting Person* OO

* SEE INSTRUCTIONS.

CUSIP No. 76973Q105

1	Names of Reporting Persons TC Roadrunner-Dawes Holdings, L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 16,766 (See item 4 and item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 16,766 (See item 4 and item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,766 (See item 4 and item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person* OO

* SEE INSTRUCTIONS.

CUSIP No. 76973Q105

1	Names of Reporting HC Equity Partners V, L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 10,317,122 (See item 4 and item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 10,317,122 (See item 4 and item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,317,122 (See item 4 and item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 26.0%

14	Type of Reporting Person* OO, IA

* SEE INSTRUCTIONS.

CUSIP No. 76973Q105

1	Names of Reporting TC Co-Investors V, L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 54,734 (See item 4 and item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 54,734 (See item 4 and item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 54,734 (See item 4 and item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0.1%

14	Type of Reporting Person* OO

* SEE INSTRUCTIONS.

CUSIP No. 76973Q105

1	Names of Reporting HCI Equity Management, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 54,734 (See item 4 and item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 54,734 (See item 4 and item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 54,734 (See item 4 and item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0.1%

14	Type of Reporting Person* PN, IA

* SEE INSTRUCTIONS.

CUSIP No. 76973Q105

1	Names of Reporting HCI Management III, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,765,129 (See item 4 and item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,765,129 (See item 4 and item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,765,129 (See item 4 and item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 4.7%

14	Type of Reporting Person* PN, IA

* SEE INSTRUCTIONS.

CUSIP No. 76973Q105

1	Names of Reporting HCI Equity Partners, L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 12,136,985 (See item 4 and item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 12,136,985 (See item 4 and item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,136,985 (See item 4 and item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 30.5%

14	Type of Reporting Person* OO

* SEE INSTRUCTIONS.

This Amendment No. 3 hereby amends the Statement on Schedule 13D (the “Initial 13D”) previously filed on May 24, 2011, as amended by Amendment No. 1 previously filed on May 13, 2013 and Amendment No. 2 previously filed on August 28, 2013 (the “Schedule 13D”) by Thayer Equity Investors V, L.P. (“Thayer”), HCI Equity Partners III, L.P. (formerly known as Thayer | Hidden Creek Partners II, L.P.) (“Partners III”), HCI Co-Investors III, L.P. (formerly known as THC Co-Investors II, L.P.) (“Co-Investors III”), TC Sargent Holdings, L.L.C. (“TC Sargent”), TC Roadrunner-Dawes Holdings, L.L.C. (“TC Roadrunner”), HC Equity Partners V, L.L.C. (“HC Equity”), TC Co-Investors V, L.L.C. (“Co-Investors”), HCI Equity Management, L.P. (“HCI”), HCI Management III, L.P. (“HCI Management III”) and HCI Equity Partners, L.L.C. (“HCI Equity Partners”) (collectively, the “Reporting Persons”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Roadrunner Transportation Systems, Inc., a Delaware corporation (the “Issuer”) as indicated herein.  Capitalized terms used but not defined in this Amendment No. 3 shall have the respective meanings ascribed to such terms in the Initial 13D.

Item 3.                                 Source and Amount of Funds or Other Consideration

Item 3 is amended and restated with respect to certain disclosures as follows:

Updated information regarding potential deemed beneficial ownership of Common Stock by each of Thayer, Partners III, Co-Investors III, TC Sargent and TC Roadrunner is provided under Item 5 of this Amendment No. 3.

Item 4.                                 Purpose of Transaction.

Item 4 is amended and supplemented as follows:

On August 30, 2013, Thayer sold 526,635 shares of Common Stock, TC Roadrunner sold 1,103 shares of Common Stock, TC Sargent sold 1,107 shares of Common Stock, Partners III sold 114,495 shares of Common Stock and Co-Investors III sold 1,660 shares of Common Stock.  Thayer, TC Roadrunner, TC Sargent, Partners III and Co-Investors III (collectively, the “HCI Entities”) sold the shares in connection with an underwritten secondary public offering pursuant to an underwriting agreement, dated August 13, 2013, among the Issuer, Robert W. Baird & Co. Incorporated, Morgan Stanley & Co. LLC, and Deutsche Bank Securities Inc., as representatives of the several underwriters named in Schedule II thereto, and the Selling Stockholders named therein (the “Underwriting Agreement”).  Pursuant to the Underwriting Agreement, the HCI Entities granted the underwriters a 30-day option to purchase up to an additional 645,000 shares from the HCI Entities at the public offering price, less the underwriting discount, to cover over-allotments, if any.  The sales reported herein represent the underwriters’ full exercise of such over-allotment option.

Except as set forth in Item 4, as amended and supplemented herein, and in Item 6 of Schedule 13D, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in any of the transactions discussed in sub items (a) through (j) of the instructions to Item 4.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

Item 5.                                 Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a)                                 As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner within the meaning of Rule 13d-3 of the Exchange Act of shares of Common Stock as described below.

(i)                                     Thayer and HC Equity may be deemed to be the beneficial owners of 10,317,122 shares of Common Stock, or approximately 26.0% of the Common Stock outstanding.  This number is comprised of: 8,002,905 shares of Common Stock held directly by Thayer, 2,224,629 shares of Common Stock issuable to Thayer pursuant to the Sargent Merger Warrant and 89,588 shares of Common Stock issuable to Thayer pursuant to the Junior Subordinated Note Warrant.

(ii)                                  Partners III may be deemed to be the beneficial owner of 1,739,906 shares of Common Stock, or approximately 4.7% of the Common Stock outstanding.  This number is comprised of shares of Common Stock held directly by Partners III.

(iii)                               Co-Investors III may be deemed to be the beneficial owner of 25,223 shares of Common Stock, or 0.1% of the Common Stock outstanding.  This number is comprised of shares of Common Stock held directly by Co-Investors III.

(iv)                              TC Sargent may be deemed to be the beneficial owner of 37,968 shares of Common Stock, or 0.1% of the Common Stock outstanding.  This number is comprised of: 16,825 shares of Common Stock held directly by TC Sargent, and 21,143 shares of Common Stock issuable to TC Sargent pursuant to the Sargent Merger Warrant.

(v)                                 TC Roadrunner may be deemed to be the beneficial owner of 16,766 shares of Common Stock, or 0.0% of the Common Stock outstanding.  This number is comprised of shares of Common Stock held directly by TC Roadrunner.

(vi)                              Co-Investors and HCI may be deemed to be the beneficial owners of 54,734 shares of Common Stock, or 0.1% of the Common Stock outstanding.  This number is comprised of the shares of Common Stock held directly by and the shares of Common Stock issuable to TC Sargent pursuant to the Sargent Merger Warrant as described in paragraph (iv) above and the shares of Common Stock held directly by TC Roadrunner as described in paragraph (v) above.

(vii)                           HCI Management III may be deemed to be the beneficial owner of 1,765,129 shares of Common Stock, or 4.7% of the Common Stock outstanding.  This number is comprised of the shares of Common Stock held directly by Partners III as described in paragraph (ii) above and the shares of Common Stock held directly by Co-Investors III as described in paragraph (iii) above.

(viii)                        HCI Equity Partners may be deemed to be the beneficial owner of 12,136,985 shares of Common Stock, or 30.5% of the Common Stock outstanding.  This number is comprised of the shares of Common Stock held directly by and issuable to Thayer pursuant to the Sargent Merger Warrant and the Junior Subordinated Notes Warrant as described in paragraph (i) above, the shares of Common Stock held directly by Partners III as described in paragraph (ii) above, the shares of Common Stock held by Co-Investors III as described in paragraph (iii) above, the shares of Common Stock held directly by and issuable to TC Sargent pursuant to the Sargent Merger Warrant as described in paragraph (iv) above, and the shares of Common Stock held directly by TC Roadrunner as described in paragraph (v) above.

(b)                                 Each Reporting Person may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of shares of Common Stock as described below.

(i)                                     Thayer and HC Equity may be may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of 10,317,122 shares of Common Stock, or approximately 26.0% of the Common Stock outstanding.  This number is comprised of: 8,002,905 shares of Common Stock held directly by Thayer, 2,224,629 shares of Common Stock issuable to Thayer pursuant to the Sargent Merger Warrant and 89,588 shares of Common Stock issuable to Thayer pursuant to the Junior Subordinated Note Warrant.  HC Equity’s investment committee makes investment decisions on behalf of HC Equity and may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the foregoing shares of Common Stock.  HC Equity’s investment committee decisions are made based on the affirmative consent of HCI Equity Partners and the majority of the votes of the investment committee members, who are: Daniel M. Dickinson, Scott D. Rued, Douglas P. McCormick, Ivor J. Evans, James T. Forese and Richard Snell.

(ii)                                  Partners III may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,739,906 shares of Common Stock, or approximately 4.7% of the Common Stock outstanding.  This number is comprised of shares of Common Stock held directly by Partners III.

(iii)                               Co-Investors III may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of 25,223 shares of Common Stock, or 0.1% of the Common Stock outstanding.  This number is comprised of shares of Common Stock held directly by Co-Investors III.

(iv)                              TC Sargent may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of 37,968 shares of Common Stock, or 0.1% of the Common Stock outstanding.  This number is comprised of: 16,825 shares of Common Stock held directly by TC Sargent, and 21,143 shares of Common Stock issuable to TC Sargent pursuant to the Sargent Merger Warrant.

(v)                                 TC Roadrunner may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of 16,766 shares of Common Stock, or 0.0% of the Common Stock outstanding.  This number is comprised of shares of Common Stock held directly by TC Roadrunner.

(vi)                              Co-Investors and HCI may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of 54,734 shares of Common Stock, or 0.1% of the Common Stock outstanding.  This number is comprised of the shares of Common Stock held directly by and the shares of Common Stock issuable to TC Sargent pursuant to the Sargent Merger Warrant as described in paragraph (iv) above and the shares of Common Stock held directly by TC Roadrunner as described in paragraph (v) above.

(vii)                           HCI Management III may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,765,129 shares of Common Stock, or 4.7% of the Common Stock outstanding.  This number is comprised of the shares of Common Stock held directly by Partners III as described in paragraph (ii) above and the shares of Common Stock held directly by Co-Investors III as described in paragraph (iii) above.  HCI Management III’s investment committee makes investment decisions on behalf of HCI Management III and may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the foregoing shares of Common Stock.  HCI Management III’s investment committee decisions are made based on the affirmative consent of HCI Equity Partners and the majority of the investment committee members, who are: Daniel M. Dickinson, Ivor J. Evans, James T. Forese, Scott Gibaratz, Douglas P. McCormick, Daniel F. Moorse, Carl E. Nelson, Scott D. Rued, Richard Snell and Judith A. Vijums.

(viii)                        HCI Equity Partners may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of 12,136,985 shares of Common Stock, or 30.5% of the Common Stock outstanding.  This number is comprised of the shares of Common Stock held directly by and issuable to Thayer pursuant to the Sargent Merger Warrant and the Junior Subordinated Notes Warrant as described in paragraph (i) above, the shares of Common Stock held directly by Partners III as described in paragraph (ii) above, the shares of Common Stock held by Co-Investors III as described in paragraph (iii) above, the shares of Common Stock held directly by and issuable to TC Sargent pursuant to the Sargent Merger Warrant as described in paragraph (iv) above, and the shares of Common Stock held directly by TC Roadrunner as described in paragraph (v) above.  As the managing member of HC Equity and the general partner of HCI and HCI Management III, HCI Equity Partners exercises certain authority over the investment decision-making process of the other Reporting Persons through its board of directors, and, as a result, the directors may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the foregoing shares of Common Stock.  The directors are Daniel M. Dickinson, Douglas P. McCormick and Scott D. Rued.  Board actions generally must be approved by two of the three directors.

The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described herein.  The filing of this Schedule 13D by the Reporting Persons shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any of the shares of Common Stock.

(c)                                  On August 30, 2013, Thayer sold 526,635 shares of Common Stock, TC Roadrunner sold 1,103 shares of Common Stock, TC Sargent sold 1,107 shares of Common Stock, Partners III sold 114,495 shares of Common Stock and Co-Investors III sold 1,660 shares of Common Stock.  The shares were sold in an open-market transaction at a price per share of $25.5825 to unaffiliated purchasers.

(d)                                 Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

(e)                                  Inapplicable.

Item 7.                                 Material to be Filed as Exhibits.

Schedule A	-	Additional Information Required by Item 2 of Schedule 13D*

Exhibit A	-	Schedule 13D Joint Filing Agreement, dated September 6, 2013, by and among each of the Reporting Persons

Exhibit B	-	Sargent Merger Warrant**

Exhibit C	-	Junior Subordinated Note Warrant**

Exhibit D	-	Stockholders’ Agreement**

Exhibit E	-	Advisory Agreement**

Exhibit F

Underwriting Agreement, dated August 13, 2013, among Roadrunner Transportation Systems, Inc., Robert W. Baird & Co. Incorporated, Morgan Stanley & Co. LLC, and Deutsche Bank Securities Inc., as representatives of the several underwriters named in Schedule II thereto, and the Selling Stockholders named therein***

*Previously filed as an Exhibit to Amendment No. 1 to Schedule 13D filed by the Reporting Persons on May 13, 2013.

**Previously filed as an Exhibit to Schedule 13D filed by the Reporting Persons on May 24, 2011.

***Incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on August 14, 2013.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2013

Thayer Equity Investors V, L.P.

By:	HC Equity Partners V, L.L.C., its General Partner

By:	HCI Equity Partners, L.L.C., its Managing Member

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello
	Title:	Treasurer and CFO

HCI Equity Partners III, L.P.

By:	HCI Management III, L.P., its General Partner

By:	HCI Equity Partners, L.L.C., its General Partner

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello
	Title:	Treasurer and CFO

HCI Co-Investors III, L.P.

By:	HCI Management III, L.P., its General Partner

By:	HCI Equity Partners, L.L.C., its General Partner

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello
	Title:	Treasurer and CFO

TC Sargent Holdings, L.L.C.

By:	TC Co-Investors V, L.L.C., its Managing Member

By:	HCI Equity Management, L.P., its Sole Manager

By:	HCI Equity Partners, L.L.C., its General Partner

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello
	Title:	Treasurer and CFO

TC Roadrunner-Dawes Holdings, L.L.C.

By:	TC Co-Investors V, L.L.C., its Managing Member

By:	HCI Equity Management, L.P., its Sole Manager

By:	HCI Equity Partners, L.L.C., its General Partner

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello
	Title:	Treasurer and CFO

TC Co-Investors V, L.L.C.

By:	HCI Equity Management, L.P., its Sole Manager

By:	HCI Equity Partners, L.L.C., its General Partner

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello
	Title:	Treasurer and CFO

HC Equity Partners V, L.L.C.

By:	HCI Equity Partners, L.L.C., its Managing Member

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello
	Title:	Treasurer and CFO

HCI Management III, L.P.

By:	HCI Equity Partners, L.L.C., its General Partner

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello
	Title:	Treasurer and CFO

HCI Equity Management, L.P.

By:	HCI Equity Partners, L.L.C., its General Partner

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello
	Title:	Treasurer and CFO

HCI Equity Partners, L.L.C.

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello
	Title:	Treasurer and CFO

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned, being duly authorized, hereby confirm the agreement by and among them to the joint filing on behalf of them of a Statement on Schedule 13D, and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

Dated: September 6, 2013

Thayer Equity Investors V, L.P.

By:	HC Equity Partners V, L.L.C., its General Partner

By:	HCI Equity Partners, L.L.C., its Managing Member

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello
	Title:	Treasurer and CFO

HCI Equity Partners III, L.P.

By:	HCI Management III, L.P., its General Partner

By:	HCI Equity Partners, L.L.C., its General Partner

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello
	Title:	Treasurer and CFO

HCI Co-Investors III, L.P.

By:	HCI Management III, L.P., its General Partner

By:	HCI Equity Partners, L.L.C., its General Partner

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello
	Title:	Treasurer and CFO

TC Sargent Holdings, L.L.C.

By:	TC Co-Investors V, L.L.C., its Managing Member

By:	HCI Equity Management, L.P., its Sole Manager

By:	HCI Equity Partners, L.L.C., its General Partner

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello
	Title:	Treasurer and CFO

TC Roadrunner-Dawes Holdings, L.L.C.

By:	TC Co-Investors V, L.L.C., its Managing Member

By:	HCI Equity Management, L.P., its Sole Manager

By:	HCI Equity Partners, L.L.C., its General Partner

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello
	Title:	Treasurer and CFO

TC Co-Investors V, L.L.C.

By:	HCI Equity Management, L.P., its Sole Manager

By:	HCI Equity Partners, L.L.C., its General Partner

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello
	Title:	Treasurer and CFO

HC Equity Partners V, L.L.C.

By:	HCI Equity Partners, L.L.C., its Managing Member

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello
	Title:	Treasurer and CFO

HCI Management III, L.P.

By:	HCI Equity Partners, L.L.C., its General Partner

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello
	Title:	Treasurer and CFO

HCI Equity Management, L.P.

By:	HCI Equity Partners, L.L.C., its General Partner

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello
	Title:	Treasurer and CFO

HCI Equity Partners, L.L.C.

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello
	Title:	Treasurer and CFO